ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

August 18, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:           ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 4, 2010 relating to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”).  For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

1.
Comment: We understand that the PEAKS Private Student Loan Program was primarily developed for ITT and its students and designed to provide bridge financing to ITT students who are otherwise unable to obtain financing for their education.  We also understand that you believe that the selection of participants and loan servicing are the activities that most significantly impact the entity’s economic performance, as described further below:

•
As it relates to the selection of participants, we understand that, in addition to meeting the lender’s creditworthiness requirements, the program requires that eligible students must also complete at least one year of school and be enrolled or recently graduated from ITT.  We also understand that in the vast majority of cases, ITT has provided students with a short-term loan in the form of ‘temporary credit’ for their first year of education based on a similar evaluation of the students’ creditworthiness and the PEAKS program is designed to refinance that ‘temporary credit’.

•
As it relates to servicing, we understand that you are a party to the servicing agreement which establishes performance criteria for the servicer and retains the right for you to terminate the servicer if they do not achieve the predetermined performance criteria.  We also understand that you have consent rights over the selection of the replacement servicer.

FASB ASC 810-25-38F and ASC 810-25-38G provide circumstances that, although not determinative, may be indicative of the amount of power that an enterprise holds over a variable interest entity, including (a) circumstances where the enterprise may be significantly involved in the design of the entity with incentive to establish arrangements that result in that enterprise being the variable interest holder with power and (b) circumstances in which an enterprises economic interest in a variable interest entity (in this instance, ITT’s guarantee of the senior debt issued by the trust) that is disproportionately greater than its stated power.  In light of this guidance, please tell us how you considered your involvement in both the design of the entity and rights afforded through related contractual agreements in evaluating your power over each of the activities that most significantly impact the entity’s economic performance considering ITT’s seemingly disproportionate exposure to risk of loss compared with its stated power.

Response:

The PEAKS Private Student Loan Program (the “PEAKS Program”) was created to provide a source of private education loans to the Company’s students who were not being served by the traditional credit markets as a result of the overall contraction of consumer credit.  Private education loans made to students are used to pay for the gap in the students’ educational costs that student financial aid from federal, state and other sources do not cover.  Private education loan amounts that are disbursed to the Company’s students to help pay their educational costs generally represent less than 10% of the aggregate program costs owed by the student.

The structure of the PEAKS Program was designed, developed and presented to the Company by an unrelated financial institution (the “Sponsor”) based on a similar private education program that the Sponsor had designed and arranged for other educational institutions.  The Sponsor developed the fundamental structure of the PEAKS Program and it identified and arranged for the participation of the other parties to enable the execution of the activities required to fulfill the purpose of the PEAKS trust (the “Trust”).

Activities that Most Significantly Impact the Economic Performance of the Trust

In order to determine the activities that most significantly impact the economic performance of the Trust, the Company considered the risks that the Trust was designed to create and pass through to its variable interest holders.  The Company analyzed various possible scenarios of student loan portfolio performance, as described in more detail in the Company’s response letters dated June 4, 2010 and July 19, 2010, and identified the key activities that most significantly impact the economic performance of the Trust, as follows:

•	establishing, and ensuring compliance with, the underwriting criteria of, and the interest rate and fees charged on, the private education loans acquired by the Trust; and
•	the servicing (which includes the collection) of the private education loans owned by the Trust.

Underwriting and Origination

The economic performance of the Trust is impacted by the overall composition of the private education loans that it acquires.  The composition of the Trust’s loan portfolio is affected by the underwriting criteria for the private education loans, the application of such underwriting criteria in the loan approval process, the interest rates and fees charged on the loans relative to the credit risk assumed and the competitiveness of the pricing of the loans under the PEAKS Program as compared to other private education loan sources available to the students.

The underwriting criteria and the interest rates and fees charged on the private education loans made under the PEAKS Program were determined by the lender that makes the private education loans under the PEAKS Program (the “Originating Lender”) with financial modeling and advice from the Sponsor.  The Company did not have the unilateral power to direct the activities that established the underwriting criteria and interest rates and fees charged on the private education loans.

The program guidelines under the PEAKS Program set forth various terms of the private education loans originated under the PEAKS Program, including the eligibility criteria, the Originating Lender’s underwriting criteria and the interest rates and fees charged on the private education loans.  The program guidelines also include the procedures related to the application, disbursement and refund (as necessary) of the private education loans, as well as the requirements, processing procedures and other information related to the servicing of the private education loans after they are purchased by the Trust.  The parties to the PEAKS Program who were involved in the preparation of the program guidelines included the Trust, the Originating Lender, the Trust’s sole equity holder (in its roles as the origination agent and the servicer of the private education loans), the Sponsor and the Company, all of which have an economic interest in the PEAKS Program.  While the Company was involved in the preparation of the program guidelines, such involvement was in the Company’s capacity as the school in which the borrowers would enroll, and therefore the program guidelines required input from the Company with respect to administrative matters such as the application process, disbursements and refunds of the private education loans.  The Company did not direct the establishment of the program guidelines.  No one party has the unilateral authority to modify the program guidelines, because any amendments to the program guidelines can be made only by agreement of the Trust, the Originating Lender, the origination agent, the servicer, the Trust’s indenture trustee (which is an affiliate of the Sponsor) and the Company.

When a student decides that he or she would like to apply for a loan from the Originating Lender, the student completes an application on the website of the Originating Lender’s agent (the “Origination Agent”).  The Origination Agent (on behalf of the Originating Lender) obtains a credit report relating to the student applicant and evaluates it to determine whether the student applicant meets the established underwriting criteria.  The underwriting criteria consist generally of the requirement that certain derogatory credit events not have occurred with respect to that applicant.  If an applicant satisfies the underwriting criteria, then the Origination Agent (on behalf of the Originating Lender), also determines whether the applicant meets the eligibility criteria set forth in the program guidelines.  One of the eligibility criteria is that the applicant must have completed a minimum number of postsecondary education credit hours.  If the applicant also satisfies the eligibility criteria, then he or she will be approved by the Origination Agent (on the Originating Lender’s behalf) to receive a private education loan and the interest rate and fees to be charged on that loan are based on the FICO score of the borrower as set forth in the program guidelines.  The lower a borrower’s FICO score, the higher the interest rate and origination fee charged on that private education loan.  The origination fees under the PEAKS Program are capitalized and become part of the principal amount of the loan.  If a student is approved for a private education loan under the PEAKS Program, the student determines whether he or she will borrow from the Originating Lender.

The Company does not and cannot select which students apply for or receive private education loans under the PEAKS Program.  The decision to apply for a private education loan under the PEAKS Program is made solely by the student.  The PEAKS Program is one of multiple private education loan programs to which the Company has referred its students; however, the Company is not, and by law cannot be, contractually required to refer students to any private loan program, including the PEAKS Program.  In accordance with applicable laws and regulations, the Company may assist its students in identifying various sources of financial aid to help them finance their educational costs.  The Company may refer students who have a need for a private education loan to various lenders that may offer loans to the Company’s eligible students.  Students have the right and ability to select any private lender of their choice and are not required to use any lender referred to them by the Company.  See the response to Comment 3 below for more information.

If the student receives a private education loan under the PEAKS Program, the funds are used to pay the educational costs of the student that are not covered by other sources, which may include any existing balance that the student owes to the Company.  Students who receive private education loans under the PEAKS Program may have been provided non-interest bearing, unsecured trade credit (“Trade Credit”) from the Company.  In many instances, this Trade Credit was issued prior to the existence of the PEAKS Program.  The Company does not provide loans to its students.  The Company may decide to extend Trade Credit to a student after an assessment of the student’s perceived ability to pay, which is primarily based on the absence of a major derogatory event in his or her credit history.  The criteria used by the Company to determine whether to extend Trade Credit to a student were established independently of the Originating Lender’s underwriting criteria established and used under the PEAKS Program.

The decision by the Company to extend Trade Credit to its students is made solely by the Company and is independent of the Originating Lender’s evaluation of prospective borrowers in accordance with the underwriting criteria established under the PEAKS Program.  The Company is not bound by the underwriting criteria or other program guidelines from the PEAKS Program in making determinations related to extending Trade Credit.  The Company can, at its discretion, change any terms or criteria that it uses to determine whether to extend Trade Credit, and it is not bound by any agreements in the PEAKS Program to maintain any terms related to its Trade Credit.  Further, a student is not required to have received Trade Credit from the Company in order to be eligible for a private education loan under the PEAKS Program.  In fact, there are students who have received Trade Credit from the Company and have been denied private education loans under the PEAKS Program.  The Company does not control which students receive private education loans under the PEAKS Program.

The Trust’s sole equity holder (the “Trust Equity Holder”), through its role as the Origination Agent, has the power (and obligation) to ensure that loans under the PEAKS Program are originated in accordance with the underwriting criteria established by the Originating Lender.  Through its role as the administrator of the Trust (the “Administrator”), the Trust Equity Holder is responsible for identifying to the Trust the private education loans eligible for purchase under the PEAKS Program.  Therefore, the Trust Equity Holder has the power to direct the activities that are essential to ensuring that loans purchased by the Trust are of the quality specified under the PEAKS Program, which ultimately impacts the economic performance of the Trust.

Servicing

Through its role as the servicer of the private education loans owned by the Trust (the “Servicer”), the Trust Equity Holder has the power to direct the servicing activities related to the private education loans owned by the Trust, which activities have a significant impact on the performance of those loans.  Under the servicing agreement in the PEAKS Program (the “Servicing Agreement”), the Servicer is required to exercise commercially reasonable care and diligence, and to comply in all material respects with applicable laws, the terms of the promissory notes with the borrowers and the program guidelines.  While the program guidelines set forth minimum servicing requirements, including due diligence and skip tracing activities and schedules that the Servicer is to follow, the Servicer is not restricted from performing activities in addition to the minimum required activities, as long as such activities comply with applicable laws and regulations.  The Servicer, at its discretion, can engage in additional servicing activities above the minimum required, which it might elect to do to ensure that the performance criteria are met and to increase the residual benefit that it will receive as the Trust Equity Holder.  In addition, pursuant to the program guidelines, the Servicer is tasked with determining whether to grant forbearances on the loans, deciding whether to accept partial payments in full satisfaction of a defaulted loan and directing the collection activities on defaulted loans (to the extent the Trust has not removed defaulted loans).  The Company has no right to direct the servicing or collection activities on the loans.  The Trust can unilaterally decide, at any time, that the Servicing Agreement no longer applies to defaulted loans, in which case the Trust’s advisor would direct further collection activities on the defaulted loans.  (See the response to Comment 7 below.)  The Company has no right to direct that defaulted loans be removed from the Servicing Agreement and has no right to direct the collection activities on the defaulted loans.

The Servicing Agreement also contains performance criteria which, if not satisfied, permit a termination of the Servicing Agreement.  The performance criteria require that the cumulative default rates on pools of private education loans held by the Trust be below certain default rate levels at specified points in time.  (See response to Comment 6 below.)  The cumulative default rates established for the performance criteria were based on default rate information provided by the Sponsor for similar types of loans and included historical data collected by the Sponsor from various sources.  As discussed in more detail in the response to Comment 6 below, the Company understands that the cumulative default rates were established at such levels that the Servicer expects that the performance criteria will be met.  This is consistent with performance criteria that are favorable to ensuring the Trust Equity Holder’s retention as the Servicer and, therefore, its ability to realize the economic benefits from the Trust.  This is also consistent with the contractual provisions in the Servicing Agreement which state that the Servicing Agreement cannot be terminated, and therefore the Servicer cannot be terminated, except in limited, non-discretionary circumstances.  The Servicer was a party to establishing those circumstances which could result in its termination.

While the Company may have the right to terminate the Servicer in certain limited, non-discretionary circumstances, this is merely a protective right.  The Company believed that this protective right was necessary given that, upon the occurrence of a circumstance giving rise to termination of the Servicing Agreement and Servicer, the Servicer would not be likely to terminate itself since it is also the Trust Equity Holder, and the indenture trustee of the Trust may not be likely to terminate the Servicing Agreement since the Company’s  guarantee would cover any shortfall in payments to the senior creditors resulting from a breach of the Servicing Agreement or poor performance of the loans.  Similarly, the Company’s ability to consent to a replacement Servicer is a protective right that can only be exercised if the Servicing Agreement is terminated under the specified, limited circumstances.

Consideration of FASB ASC 810-25-38F and ASC 810-25-38G

The Company considered the guidance in FASB ASC 810-25-38F and ASC 810-25-38G, and, as a result of the factors discussed above, as well as the other facts and circumstances described in the Company’s response letters dated June 4, 2010 and July 19, 2010 and in the responses to Comments 2 through 7 below, the Company determined that neither the Company’s involvement in the design of the Trust nor the rights afforded the Company through related contractual agreements result in the Company having power over the activities that most significantly impact the economic performance of the Trust.  Further, the Company does not believe that its economic interest in the Trust is disproportionately greater than the Company’s stated power (or lack thereof) to direct those activities.  While the Company has exposure to risk of loss through its guarantee of the senior debt issued by the Trust and of the expenses of the Trust, the Company has determined, based on a review of the Sponsor’s loan performance analysis and related factors, that it is highly unlikely that the Company would be obligated to make a payment under its guarantee that would not later be repaid to the Company.  Instead, it is more likely that the Trust Equity Holder will receive economic benefits from the Trust that are potentially significant to the Trust.  The economics of the Trust are significantly impacted by the excess interest earned on the private education loans purchased by the Trust over the interest payable on the senior debt of the Trust.  In addition, the private education loans include an origination fee that is capitalized into the loans, which has a multiplying effect on the economics of the Trust.  As a result of these two factors, the Trust will be significantly overcollateralized, which is a key element of credit protection for the Company on its guarantee, as well as a key economic element for the Trust Equity Holder in that it increases the potential residual value of the Trust.

The Trust Equity Holder, as the sole beneficiary of the residual value of the Trust, has significant incentive to preserve, maximize and realize the economic value of the Trust, because the potential economic benefits to the Trust are substantial.   For example, even if the cumulative default rates on the private education loans held by the Trust reach the specified default rate levels under the performance criteria established under the Servicing Agreement, the Trust Equity Holder would realize a residual value of over $125 million after all obligations of the Trust have been paid, and the Company would realize no loss.  The specified default rate levels under the performance criteria are more than 30% higher than historical default rate levels for similar types of loans.  See the response to Comment 6 below for further discussion of the performance criteria.

The ability of the Trust Equity Holder to control the realization of these benefits was established during the design of the Trust and was conveyed through the contractual rights afforded to the Trust Equity Holder for the various roles that it performs under the PEAKS Program, which include the activities that most significantly impact the economic performance of the Trust.  As a result, the Trust Equity Holder’s economic interest in the Trust is not disproportionately greater than its stated power to direct the activities of the Trust that most significantly impact the Trust’s economic performance.  Further, as described above, the Company’s economic interest in the Trust is not disproportionately greater than its lack of power to direct the activities of the Trust that most significantly impact the Trust’s economic performance.

2.
Comment: Please tell us whether the Trust is contractually required to use Liberty Bank as an exclusive underwriter and lender for the PEAKS program.  If not, which party would make the determination to use a different underwriter/lender?

Response:
Pursuant to the applicable contractual provisions between the Trust and Liberty Bank, the Trust has agreed to purchase private education loans made by Liberty Bank to the Company’s students, if originated in accordance with the program guidelines and to the extent of available funds in the Trust.  The Company further understands that the Trust was established by the Trust Equity Holder and the owner trustee of the Trust (an entity affiliated with the Sponsor) as a limited purpose trust to purchase and own private education loans originated by the Originating Lender under the PEAKS Program.

Liberty Bank is the designated Originating Lender (i.e., underwriter and lender) for the PEAKS Program pursuant to an origination and sale agreement (the “Origination and Sale Agreement”) among the Trust, the Originating Lender, the Origination Agent, an affiliate of the Sponsor who serves as the lender trustee (“Lender Trustee”) of the Trust and the Company.  The Origination and Sale Agreement can be terminated only in limited, non-discretionary circumstances, which generally include:

•
a party’s failure to timely observe or perform its obligations under the Origination and Sale Agreement in any material respect and such failure remains uncured and materially adversely affects the value of the private education loans originated under the PEAKS Program;

•
a party’s representations, warranties and covenants made in connection with the Origination and Sale Agreement or any sale of private education loans under the PEAKS Program are materially and adversely incorrect and the value of the private education loans is materially adversely affected; and

•	changes in laws or regulations that make the performance of obligations under the Origination and Sale Agreement impractical or unlawful.

If the Origination and Sale Agreement is so terminated, the non-terminating parties have agreed to negotiate in good faith for the continuation of the origination and sale activities under the PEAKS Program on substantially the same terms with one or more additional parties.

3.
Comment: Please describe ITT’s rights and obligations associated with the continued marketing of the PEAKS program to interested students.  Although it would seem that continued operation and funding of student loans through the PEAKS program are aligned with ITT’s interests as an educational provider, can ITT unilaterally decide to cease marketing of the PEAKS program to effectively discontinue future loans funded through the Trust?  If so, please tell us how you have evaluated the significance of this activity in the context of power over the entity.

Response:
The Company does not “market” the PEAKS Program to its students, nor is it required to do so under the terms of the PEAKS Program documents.  The Company assists its students in identifying various sources of financial aid to help them finance their educational costs.  In accordance with applicable laws and regulations, the Company refers all students who have a need for a private education loan to various lenders that offer loans to the Company’s eligible students.  The Company is in no way obligated, either under the terms of the PEAKS Program or otherwise, to refer students to Liberty Bank.  The PEAKS Program documents contain an acknowledgment by the parties that the Company has not made any promises with respect to a specific dollar volume or number of private education loans made under the PEAKS Program, or to refer any students to the private education loans made under the PEAKS Program.  As a result, the Company can unilaterally decide to cease referring students to the PEAKS Program, but the Company could not and would not restrict any of its students from applying for a loan from Liberty Bank.  Students have the right and ability to select any private lender of their choice.  Students are not required to use any lender referred to them by the Company, and they are not penalized for selecting a lender that is not referred to them by the Company.  In addition, as described in more detail in the response to Comment 1 above, once a student applies for a loan from Liberty Bank, the Origination Agent applies the established eligibility and underwriting criteria to determine whether the student is approved to receive a private education loan, and if so approved, the Origination Agent applies the applicable interest rate and fees to that loan based on the FICO score of the borrower.  As a result, any referral or non-referral of Liberty Bank by the Company to its students is not an activity that results in power by the Company over the Trust, and further has no bearing on the composition of the private education loan portfolio held by the Trust.

4.
Comment: We understand that an eligible student must still meet the lenders creditworthiness requirements in order to participate in the PEAKS program.  Given the lack of retained risk by Liberty Bank, how is ITT assured of the underwriting practices of Liberty Bank in assuming 100% of the risk associated with such loans.

Response:
Liberty Bank has represented and warranted to the Trust, the Lender Trustee, the Origination Agent and the Company that all private education loans that it sells to the Trust meet the specified eligibility criteria, including the underwriting criteria and creditworthiness requirements that Liberty Bank has adopted for loans under the PEAKS Program.  As the Originating Lender, Liberty Bank adopted the underwriting criteria used in the PEAKS Program.  Further, the Origination Agent engaged by Liberty Bank, which Origination Agent is also the Trust Equity Holder and the Servicer, has provided representations and warranties to Liberty Bank regarding origination of the private education loans in conformity with the specified eligibility criteria, including the underwriting criteria adopted by Liberty Bank.

In the event that there is a material breach by Liberty Bank of its obligations under the program guidelines or of its representations, warranties or covenants, and such breach is not cured within a specified cure period, then Liberty Bank must, upon the demand of the Trust, repurchase the private education loan(s) affected by such breach.  All funds received by the Trust related to repurchases of loans by Liberty Bank will be used to pay the obligations of the Trust, including the fees and expenses of the Trust and amounts due to the holders of the senior debt of the Trust.  In addition, as noted in the response to Comment 2 above, the Origination and Sale Agreement can be terminated if Liberty Bank fails to timely observe or perform its obligations in any material respect, or if its representations, warranties or covenants are materially and adversely incorrect, and, in each case, the value of the private education loans is materially adversely affected.  In the event that the Origination Agent breaches any of its representations, warranties or covenants related to the origination of private education loans under the PEAKS Program, and such breach is material or materially affects the loans, then Liberty Bank can terminate the Origination and Sale Agreement with the Origination Agent and shall have any other legal or equitable rights and remedies available to it.

5.
Comment: In your response to the above, does Liberty Bank provide representations or warranties to the Trust or other parties surrounding the Trust with respect to its role as the lender and underwriting activities associated with student loans sold into the Trust?  If so, please explain these representations and warranties and the parties who benefit from these representations and warranties.  Please tell us whether the specific underwriting criteria and creditworthiness requirements of the lender are incorporated with these representations and warranties.

Response:
Liberty Bank has provided representations and warranties to the Trust, the Lender Trustee, the Origination Agent and the Company with respect to its role as the lender and the terms of the private education loans sold to the Trust, including Liberty Bank’s compliance with applicable laws and the conformity of the loans with its underwriting criteria, creditworthiness requirements and the other program requirements.  As noted in the response to Comment 4 above, the Origination Agent has also provided representations and warranties to Liberty Bank regarding its activities as Liberty Bank’s origination agent, including the Origination Agent’s compliance with laws and the conformity of the loans with Liberty Bank’s underwriting criteria, creditworthiness requirements and the other program requirements.

6.
Comment: We understand that the servicer is subject to removal to the extent they fail to comply with certain predetermined performance criteria as provided for in the servicing agreement.  Please provide us with a summary of the specific performance criteria and whether the agreement places limits on the servicer’s activities or whether the agreement contains minimum servicing requirements.  Please also tell us how you monitor the activities of the servicer including the general content and frequency of reports provided by the Trust Advisor.

Response:
The performance criteria specified in the Servicing Agreement consist of default rate levels of the private education loans held by the Trust over specified periods of time.  The specified default rate levels increase over time.  Pursuant to the performance criteria, the private education loans held by the Trust are segregated into pools of approximately similar total loan size, based on when the borrowers of such loans must begin repaying interest and principal on their loans.  Generally, if, at the end of any month after the loans in a pool have been in repayment for approximately 18 months, the cumulative default rate on the loans in that pool exceeds 120% or 140% (depending on the percentage of loan balances in the pool attributable to borrowers who graduated) of the specified default level for that point in time, then the Servicer will submit an action plan setting forth the steps it intends to take to improve the repayment performance of the loans in that pool.  If six months later, the cumulative default rate on the loans in that pool exceeds 120% or 140%, as applicable, of the specified default level for that point in time, then the Servicer will submit an additional action plan.  Only if, six months later, the cumulative default rate on the loans in that pool exceeds 120% or 140%, as applicable, of the specified default level for that point in time, can the Servicing Agreement be terminated.  There is also a provision that the Servicing Agreement can be terminated if, at the end of any month after the ninth month following entry into repayment of loans in a pool, the cumulative default rate on the loans in that pool exceeds three times the specified default level.

In all cases, the default levels specified in the performance criteria were based on default rate information provided by the Sponsor for similar types of loans and included historical data collected by the Sponsor from various sources, including the Company, industry data and lenders of student loans.  Based on loan performance data provided to the Company by a third-party lender with respect to private education loans made to the Company’s students in the past, the default rate levels specified in the performance criteria were established at levels that exceed the historical default rates for private education loans to the Company’s students by over 30%.  In addition, the Company was told that the historical data utilized in the development of the performance criteria included repayment performance information on loans to students at all levels of their academic career, and did not exclude data on those students who withdrew prior to reaching the minimum credit hour requirement of the PEAKS Program.  As a result of these various factors, including the use of broad historical data collected by the Sponsor, the multiple margins of leeway above historical default rates and the exclusion of students who are early in their academic career from the loan pools under the PEAKS Program, the Company understands that the Servicer expects that the performance criteria set forth in the Servicing Agreement will be met, and, therefore, the Company believes that it is unlikely that the Company would need to exercise its protective right to terminate the Servicing Agreement for failure to meet the performance criteria.

Under the Servicing Agreement, the Servicer is required to exercise commercially reasonable care and diligence, and to comply in all material respects with applicable laws, the terms of the promissory notes with the borrowers and the program guidelines.  The program guidelines set forth minimum servicing requirements, including due diligence and skip tracing activities and schedules that the Servicer is to follow.  The Servicing Agreement does not limit the Servicer from performing activities in addition to the minimum required activities at its discretion, as long as such activities comply with applicable laws and regulations.  The Servicing Agreement also provides that, subject to its obligations under the Servicing Agreement and the standard of care described above, the Servicer controls the manner in which its services are provided.  The Company has not, and does not intend to, monitor the day-to-day activities of the Servicer.  The Servicer provides monthly reports to the Trust and the Company, which reports provide loan disbursement and repayment (including delinquency) information, but do not provide any information on the Servicer’s specific servicing activities.  The Company also receives monthly reports from the Trust that contain information related to the Trust’s assets and liabilities, as well as loan repayment performance information, but, like the reports from the Servicer, do not contain any information regarding the Servicer’s performance of specific servicing activities.  The Company utilizes both types of reports to monitor the loan repayment performance in order to assess and make any modifications to its accounting for its guarantee and subordinated note in connection with the preparation of its financial statements.

7.
Comment: We understand that the Advisor, on behalf of the Trust, may elect that the Servicing Agreement cease to apply to certain loans in default and that the collection activities associated with such loans are directed by the Advisor.  Please tell us whether there are pre-determined performance criteria, similar to those required of the servicer, with respect to the Advisors performance in servicing these loans as well as rights provided to ITT associated with the Advisors performance or non-performance associated with these activities.

Response:
Pursuant to the Servicing Agreement, the Trust has unilateral authority to decide that the Servicing Agreement cease to apply with respect to defaulted loans held by the Trust for any reason.  In such case, the Trust, through the servicing and collections advisor that the Trust has engaged (the “Advisor”), will direct further collection activities on the defaulted loans, including the selection of collection agencies and the activities to be undertaken.  The Company has no right to direct the Trust to remove defaulted loans from the Servicer or to direct the collection activities on those loans.  The Company understands that the Trust engaged the Advisor to assist the Trust with respect to any collection activities in order to optimize the performance of the Trust’s loan portfolio, which results in maximizing the residual benefits in the Trust for the Trust Equity Holder, which is also the Servicer.  The Company did not have the right to select the Advisor and the Company is not a party to any agreements with the Advisor.  Based on the Company’s review of the agreement between the Trust and the Advisor, there are no performance criteria with respect to the Advisor’s performance in directing collection activities with respect to the defaulted loans to which the Servicing Agreement ceases to apply.  In addition, there are no rights provided to the Company associated with the Advisor’s performance or non-performance associated with those activities.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer